Exhibit (a)(57)

PRESS RELEASE

SHAREHOLDER WITHDRAWS MOTION FOR TEMPORARY RESTRAINING ORDER;

SEMBCORP EXTENDS TENDER OFFER TO ACQUIRE CASCAL

SINGAPORE, June 21, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that on June 18, 2010, a hearing was held on the motion brought by a shareholder of Cascal N.V. (Cascal) (NYSE: HOO) against Sembcorp in the United States District Court for the Southern District of New York, alleging that Sembcorp failed to disclose material information in its tender offer materials in violation of Section 14(e) of the Securities Exchange Act of 1934 and seeking a temporary restraining order or preliminary injunction to stop the closing of its tender offer for all of the issued and outstanding common shares (Shares) of Cascal (the “Offer”). At the hearing before the Honorable Sidney Stein, United States District Judge, the shareholder withdrew its motion for a temporary restraining order to stop the closing of the Offer.

In addition, as disclosed in the Offer to Purchase filed by Sembcorp and its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), the purchase of Shares pursuant to the Offer is contingent upon approval by the South African Competition Commission (the “Commission”). On June 15, 2010, Cascal filed its merger notification with the Commission. The Commission has an initial 20 business day period from the date of filing to review the merger notification and make a decision, which will expire on July 14, 2010, unless earlier terminated or extended.

Accordingly, Sembcorp today announces that Sembcorp Utilities will extend the expiration date of its Offer for all of the issued and outstanding Shares of Cascal, at a price of US$6.75 per Share if at least 80% of the issued and outstanding Shares of Cascal on a fully diluted basis are validly tendered and not withdrawn (the “80% Condition”). The offer and withdrawal rights are now scheduled to expire at 5:00 p.m. New York City time on Thursday, July 8, 2010, unless further extended. The tender offer was previously scheduled to expire at 11:00 a.m. New York City time on Monday, June 21, 2010.

Except for the extension of the tender offer expiration date, all other terms and conditions of the offer remain unchanged. Sembcorp also wishes to inform that as of the close of business on Friday, June 18, 2010, 26,741,487 Shares were tendered into and not withdrawn from the offer, including 205,306 Shares tendered by guaranteed delivery. The 26,741,487 Shares tendered represent approximately 86.88% of the outstanding Shares, after taking into account the 200,000 Shares issued to WAGCAP Advisors LLC and the 30,581,343 Shares reported by Cascal to be issued and outstanding as of December 31, 2009, including 17,868,543 Shares held by Biwater Investments Ltd, the majority stockholder of Cascal. The satisfaction of the 80% Condition will be determined at the extended tender offer expiration date, unless further extended.

Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Sembcorp with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2010. The solicitation of offers to buy common shares of Cascal is only being made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents. Cascal shareholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885. The tender offer will expire at 5:00 p.m. New York City time on July 8, 2010, unless extended in the manner set forth in the Offer to Purchase. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts queries please contact:

For Singapore:
Ng Lay San (Ms)	Fock Siu Ling (Ms)
Vice President	PR Counsel
Group Corporate Relations	Group Corporate Relations
DID: +65 6723 3150	DID: +65 6723 3152
Email: ng.laysan@sembcorp.com	Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore
Kreab Gavin Anderson
DID: +65 6339 9110
Email: ylim@kreabgavinanderson.com

For US:	For UK:
Richard A. Mahony (Mr)	Natalie Biasin (Ms)
Managing Partner, New York	Associate Director, London
Kreab Gavin Anderson	Kreab Gavin Anderson
DID: +1 (212) 515 1960	DID: +44 (0) 20 7074 1864
Email: rmahony@kreabgavinanderson.com	Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 5,200 megawatts of power capacity and over four million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, India, Vietnam, the UK, Oman and the UAE.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.